SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE 13D
                               (RULE 13D-101)
                 Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. __)


                          WIT CAPITAL GROUP, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 97737K309
------------------------------------------------------------------------------
                               (CUSIP Number)


                         Capital Z Management, LLC
                             54 Thompson Street
                             New York, NY 10012
                       Attention: Mr. David A. Spuria
                          Tel. No. (212) 965-0800
                                  Copy to:
                           Lloyd H. Feller, Esq.
                           Senior Vice President
                             Co-General Counsel
                          Wit Capital Group, Inc.
                                826 Broadway
                          New York, New York 10003
                               (212) 253-4400

               (Name, address and telephone number of person
             authorized to receive notices and communications)


                                May 15, 2000
------------------------------------------------------------------------------
          (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].




Cusip No. 97737K309                 13D                      Page 3 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       MR. RUSSELL D. CRABS

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       1,909,075
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        1,909,075
          WITH            10    SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             1,909,075

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                               2.4%

14     TYPE OF REPORTING PERSON

                   IN



Cusip No. 97737K309                 13D                      Page 4 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       MR. ANDREW D. KLEIN

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       4,179,537
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        4,179,537
          WITH            10    SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

                            4,179,537

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   5.3%

14     TYPE OF REPORTING PERSON

                   IN



Cusip No. 97737K309                 13D                      Page 5 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       MR. ROBERT H. LESSIN

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       4,766,865
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        4,766,865
          WITH            10    SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             4,766,865

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   6.1%

14     TYPE OF REPORTING PERSON

                   IN



Cusip No. 97737K309                 13D                      Page 6 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       MR. RONALD READMOND

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       1,980,334
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        1,980,334
          WITH            10    SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             1,980,334

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   2.5%

14     TYPE OF REPORTING PERSON

                   IN



Cusip No. 97737K309                 13D                      Page 7 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       MR. MARK LOEHR

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       897,500
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        897,500
          WITH            10    SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             897,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   1.2%

14     TYPE OF REPORTING PERSON

                   IN



Cusip No. 97737K309                 13D                      Page 8 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BERMUDA

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       11,616,549
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON            10    SHARED DISPOSITIVE POWER
          WITH                        11,616,549

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             11,616,549

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

                              11,616,549

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   14.8%

14     TYPE OF REPORTING PERSON

                   PN



Cusip No. 97737K309                 13D                      Page 9 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BERMUDA

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       50,117
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON            10    SHARED DISPOSITIVE POWER
          WITH                        50,117

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             50,117

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   0.1%

14     TYPE OF REPORTING PERSON

                   PN



Cusip No. 97737K309               13D                      Page 10 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       CAPITAL Z PARTNERS, L.P.*
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BERMUDA

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       11,666,666
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON            10    SHARED DISPOSITIVE POWER
          WITH                        11,666,666

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             11,666,666

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   14.9%

14     TYPE OF REPORTING PERSON

                   PN

* Solely in its capacity as general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.



Cusip No. 97737K309                 13D                      Page 11 of 29

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       CAPITAL Z PARTNERS, LTD.*

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

                      N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BERMUDA

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       11,666,666
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON            10    SHARED DISPOSITIVE POWER
          WITH                        11,666,666

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                             11,666,666

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

                   EXCLUDES CERTAIN SHARES                              [X]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   14.9%

14     TYPE OF REPORTING PERSON

                   CO

* Solely in its capacity as general partner of Capital Z Partners, L.P.



ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity securities of Wit Capital Group, Inc., a Delaware corporation ("Wit Capital" or the "Company"), to which this Statement on


Cusip No. 97737K309                 13D                      Page 12 of 29

Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 826 Broadway, Seventh Floor, New York, New York 10003.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This statement is hereby filed by Mr. Russell D. Crabs, Mr. Andrew D. Klein, Mr. Robert H. Lessin, Mr. Ronald Readmond, Mr. Mark Loehr, Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Cap Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P.") and Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd.", and collectively, the "Reporting Persons").

      (b) - (c)

       Mr. Russell D. Crabs

      Mr. Crabs is a director of the Company and serves as Co-Head of Wit Soundview Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Wit Capital ("Wit Soundview"). The business address of Mr. Crabs is 826 Broadway, Seventh Floor, New York, New York 10003.

      Mr. Andrew D. Klein

      Mr. Klein is a director of the Company and serves as the Vice Chairman, Founder and Chief Strategist of the Company. The business address of Mr. Klein is 826 Broadway, Seventh Floor, New York, New York 10003.

      Mr. Robert H. Lessin

      Mr. Lessin is presently the Chairman and Co-Chief Executive Officer of the Company. He is also a director of Marketwatch.com, Inc., iParty Corp., MaMaMedia Inc. and sixdegrees inc. and a manager of the general partner of Dawntreader Funds I and II, venture capital funds. The business address of Mr. Lessin is 826 Broadway, Seventh Floor, New York, New York 10003.

      Mr. Mark Loehr

      Mr. Loehr is Co-Head of Wit Soundview. The business address of Mr. Loehr is 826 Broadway, Seventh Floor, New York, New York 10003.

      Mr. Ronald Readmond

      Mr. Readmond is the Vice Chairman, President and Co-Chief Executive Officer of the Company. Mr. Readmond is currently a director of ProBusiness Services, Inc., Chairman of International Equity Partners and a director of



Cusip No. 97737K309                 13D                      Page 13 of 29

The American Council for Capital Formation. The business address of Mr. Readmond is 826 Broadway, Seventh Floor, New York, New York 10003.

       Cap Z Fund II

      Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare services companies and other related businesses. Cap Z Fund II invests in parallel with Cap Z Private Fund II. The principal business address of Cap Z Fund II, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Fund II, is set forth below.

            Cap Z Private Fund II

      Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare services companies and other related businesses. Cap Z Private Fund II invests in parallel with Cap Z Fund II. The principal business address of Cap Z Private Fund II, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Private Fund II, is set forth below.

            Cap Z L.P.

      Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Cap Z Fund II and Cap Z Private Fund II. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

      Cap Z Ltd.

      Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to



Cusip No. 97737K309                 13D                      Page 14 of 29

Schedule 13d of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. ar as follows:

NAME                   BUSINESS ADDRESS               OCCUPATION / EMPLOYMENT
----                   ----------------               -----------------------
Steven M. Gluckster    54 Thompson Street             Chairman of the Board
                       New York, New York  10012

Robert A. Spass        54 Thompson Street             Deputy Chairman of the Board
                       New York, New York  10012

Laurence W. Cheng      54 Thompson Street             President and Director
                       New York, New York  10012

Bradley E. Cooper      54 Thompson Street             Senior Vice President and Director
                       New York, New York  10012

Mark K. Gormley        54 Thompson Street             Senior Vice President and Director
                       New York, New York  10012

Adam M. Mizel          54 Thompson Street             Senior Vice President and Director
                       New York, New York  10012

Paul H. Warren         54 Thompson Street             Senior Vice President and Director
                       New York, New York  10012

Scott M. Delman        54 Thompson Street             Senior Vice President and Director
                       New York, New York  10012

David A. Spuria        54 Thompson Street             General Counsel, Vice President of
                       New York, New York  10012      Administration and Secretary

Roland V. Bernardon    54 Thompson Street             Chief Financial Officer, Treasurer
                       New York, New York  10012      and Assistant Secretary

      Steven M. Gluckstern, who is the Chairman of the Board of Capital Z Ltd., and Robert A. Spass, who is the Deputy Chairman of the Board of Capital Z Ltd., may be deemed to be beneficial owners of the Common Stock of the Company, held by Cap Z Fund II and Cap Z Private Fund II. Messrs. Gluckstern and Spass disclaim any such beneficial ownership.

      (d) None of the Reporting Persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Cusip No. 97737K309                 13D                      Page 15 of 29

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except Laurence W. Cheng who is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER
            CONSIDERATION

      As an inducement for E*Offering to enter into the Merger Agreement (as defined in Item 4), certain of the securityholders of Wit Capital (the "Securityholders") entered into a Voting Agreement with E*Offering, and granted a limited irrevocable proxy to E*Offering, currently covering an aggregate of 24,789,775 shares (the "Original Shares"), or approximately 31.7% of Wit Capital's outstanding Common Stock, based on 78,256,233 shares outstanding at March 31, 2000. The Voting Agreement also covers additional shares which may be acquired by the Securityholders during the term of the agreement. Currently, the Securityholders hold options which are, or will become, exercisable within 60 days, to purchase up to 610,202 additional shares, or approximately .08% of Wit Capital's outstanding Common Stock (the "Additional Shares" and together with the Original Shares, the "Shares").

ITEM 4.     PURPOSE OF TRANSACTION

            (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of May 15, 2000 (the "Merger Agreement") by and among Wit Capital Group, Inc., a Delaware corporation, Wit Soundview Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Wit Capital ("Merger Sub"), and E*Offering Corp., a California corporation ("E*Offering"), and subject to the conditions set forth therein (including approval by shareholders of Wit Capital), E*Offering shall be merged with and into Merger Sub, the separate corporate existence of E*Offering shall cease, and Merger Sub shall continue as the surviving corporation (such events constituting the "Merger"). Once the Merger is consummated, E*Offering shall cease to exist as a corporation and all the property, rights, privileges, powers and franchises of E*Offering shall vest in Merger Sub with Merger Sub remaining as the surviving corporation (the "Surviving Corporation"). Wit Capital will issue or reserve for issuance up to 28,486,247 shares of Common Stock in connection with the Merger and its assumption of all outstanding warrants and options of E*OFFERING.

      As an inducement for E*Offering to enter into the Merger Agreement and in consideration thereof, each of the Securityholders entered into a Voting Agreement, dated as of May 15, 2000 with E*Offering, whereby the Securityholders agreed, severally and not jointly, to vote all of the Shares Beneficially Owned (as defined in the Voting Agreement) by them in favor of the approval of the Merger, the Merger Agreement and the transactions contemplated thereby and against any action, proposal or agreement that would delay, impede, frustrate, prevent or nullify the Voting Agreement or the Merger Agreement, or result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Wit Capital under the Merger Agreement. Each



Cusip No. 97737K309                 13D                      Page 16 of 29

Securityholder disclaims membership in a group with respect to the Voting Agreement and disclaims beneficial ownership of all Shares other than the Shares set forth adjacent to its name in Column III on Schedule A.

      Each Securityholder also agreed with E*OFFERING, prior to the termination of the Voting Agreement, not to (i) transfer any of such Securityholder's Shares, unless each person to which any such Shares may be transferred shall have first executed a counterpart of the Voting Agreement and agreed to hold such Shares subject to all terms and provisions of the Voting Agreement, (ii) enter into any agreement with respect to any transfer of any or all of such Shares in a manner inconsistent with the Voting Agreement, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares in a manner inconsistent with the Voting Agreement, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares in a manner inconsistent with the Voting Agreement, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Securityholders' obligations under the Voting Agreement or the transactions contemplated by the Merger Agreement.

      The Voting Agreement also contains an irrevocable proxy (the "Proxy"), whereby each Securityholder granted E*Offering the power to vote all of the Shares Beneficially Owned (as defined in the Voting Agreement) by such Securityholder in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated thereby and any actions required in furtherance thereof and against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Wit Capital under the Merger Agreement. The Securityholders retained the power to vote the Shares on all other matters. No additional consideration was paid to any Securityholder in connection with the execution and delivery of the Voting Agreement. Each Securityholder entered into the Voting Agreement and granted the proxy only in favor of E*OFFERING and not with or in favor of the other Securityholders, and no Securityholder has any authority to vote or direct the vote of any Shares held by any other Securityholder. Schedule A to this Statement sets forth the names of these Securityholders and the number of outstanding shares of Common Stock as of May 15, 2000, as to which each of them entered into such Voting Agreement. Each Securityholder disclaims beneficial ownership of all Shares other than the Shares set forth adjacent to its name in Column III on Schedule A

      (c) None of the Reporting Persons has any plans or has made any proposals with respect to a sale or transfer of a material amount of assets of Wit Capital or any of its subsidiaries.

      (d) Wit Capital has agreed to use its reasonable best efforts to appoint Christos Cotsakos, E*TRADE Chairman and Chief Executive Officer, and William Ford, a general partner at General Atlantic Partners, LLC, to the board of directors of Wit Capital, contingent upon completion of the Merger and commencement of a contemplated strategic alliance between Wit Capital and E*TRADE Group Inc.



Cusip No. 97737K309                 13D                      Page 17 of 29

      (e) There will not be a material change in the capitalization or dividend policy of Wit Capital, other than the issuance of additional shares in connection with the Merger as set forth in Item 4(a)-(b) above.

      (f) Other than the Merger and related transactions described in Items 4(a) - 4(e) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in any other material change in Wit Capital's business or corporate structure.

      (g) As described above in Items 4(a) and 4(b), pursuant to the Voting Agreement entered into by E*OFFERING and the Securityholders, the Securityholders agreed to vote all of the shares of Common Stock Beneficially Owned (as defined in the Voting Agreement) by them against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Wit Capital under the Merger Agreement.

      (h)-(j) None of the Reporting Persons has any plans or has made any proposals which relate to or would result in the delisting of Wit Capital's Common Stock from the Nasdaq National Market or the deregistration of Wit Capital's Common Stock pursuant to Section 12(g) of the Exchange Act or any similar actions.

      References to, and descriptions of the Voting Agreement as set forth herein are qualified in their entirety by reference to the copy of the Voting Agreement, included as Exhibit 10.1 to this Schedule 13D, and is incorporated herein in its entirety where such references and descriptions appear.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a) - (b) Except as limited by the Voting Agreement, each Reporting Person has sole power to vote and dispose of such number of shares of Wit Capital Common Stock as is set forth in Column I of Schedule A to this Statement. As a result of the Voting Agreement, each of the Reporting Persons may be deemed to be members of a group which is the beneficial owner of 24,789,775 shares of Wit Capital Common Stock. The Shares constitute approximately 31.7% of the issued and outstanding shares of Wit Capital Common Stock. Each Reporting Person may be deemed to have the shared power to vote the Shares with respect to those matters covered by the Voting Agreement, which are described above. As stated above, each Reporting Person disclaims membership in a group with respect to the Voting Agreement and disclaims beneficial ownership of all Shares other than those set forth adjacent to its name in Column III of Schedule A.

      (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.



Cusip No. 97737K309                 13D                      Page 18 of 29

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Wit Capital reported on herein.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
            RELATIONSHIPS WITH RESPECT TO THE ISSUER.

      Other than the Voting Agreement, none of the parties named in Item 2 to this Statement is a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Wit Capital equity securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 10.1: Form of Voting Agreement dated as of May 15, 2000, between E*OFFERING and certain of Wit Capital's securityholders.*

      Exhibit 99.1: Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D.




Cusip No. 97737K309                 13D                      Page 19 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     By:  /s/ Russell D. Crabs
     Date                            ------------------------
                                           Russell D. Crabs




Cusip No. 97737K309                 13D                      Page 20 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     By:  /s/ Andrew D. Klein
     Date                            ------------------------
                                           Andrew D. Klein




Cusip No. 97737K309                 13D                      Page 21 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  May , 2000                      By:  /s/ Robert H. Lessin
     Date                            ------------------------
                                           Robert H. Lessin




Cusip No. 97737K309                 13D                      Page 22 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     By:  /s/ Ronald Readmond
     Date                            ------------------------
                                           Ronald Readmond




Cusip No. 97737K309                 13D                      Page 23 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 May 25, 2000                     By:  /s/ Mark Loehr
     Date                            ------------------------
                                           Mark Loehr




Cusip No. 97737K309                 13D                      Page 24 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     CAPITAL Z FINANCIAL SERVICES
     Date                         FUND II, L.P.

                                  By:    CAPITAL Z PARTNERS, L.P., its
                                         General Partner

                                  By:  CAPITAL Z  PARTNERS LTD., its
                                       General Partner


                                  By:  /s/ David A. Spuria
                                     ------------------------
                                           David A. Spuria
                                           General Counsel, Vice President
                                           of Administration and Secretary




Cusip No. 97737K309                 13D                      Page 25 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     CAPITAL Z FINANCIAL SERVICES
     Date                         PRIVATE FUND II, L.P.

                                  By:  CAPITAL Z PARTNERS, L.P., its
                                     General Partner

                                  By:  CAPITAL Z PARTNERS, LTD., its
                                       General Partner


                                  By:  /s/ David A. Spuria
                                     ------------------------
                                           David A. Spuria
                                           General Counsel, Vice President
                                           of Administration and Secretary




Cusip No. 97737K309                 13D                      Page 26 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     CAPITAL Z PARTNERS, L.P.
     Date
                                  By:  CAPITAL Z PARTNERS, LTD., its
                                       General Partner


                                  By:  /s/ David A. Spuria
                                     ------------------------
                                           David A. Spuria
                                           General Counsel, Vice President
                                           of Administration and Secretary




Cusip No. 97737K309                 13D                      Page 27 of 29


                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 May 25, 2000                     CAPITAL Z PARTNERS, LTD.
     Date

                                  By:  /s/ David A. Spuria
                                     ------------------------
                                           David A. Spuria
                                           General Counsel, Vice President of
                                           Administration and Secretary




Cusip No. 97737K309                 13D                      Page 28 of 29


                                INDEX


      10.1: Form of Voting Agreement dated as of May 15, 2000, between E*OFFERING and certain of Wit Capital's securityholders.*


      99.1: Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D.*



---------------------

*      Filed herewith.




Cusip No. 97737K309                 13D                      Page 29 of 29


                                                           Schedule A



                                   (I)            (II)            (III)
                                 SHARES        OPTIONS /      TOTAL SHARES
                                  HELD          WARRANTS      BENEFICIALLY
                                AS OF MAY     EXERCISABLE         OWNED
SECURITYHOLDER                  15, 2000       WITHIN 60
                                (ORIGINAL        DAYS
                                 SHARES)


Russell D. Crabs               1,634,707        274,368        1,909,075
Andrew D. Klein                4,179,537                       4,179,537
Robert H. Lessin               4,741,865        25,000         4,766,865
Ronald Readmond                1,682,000        298,334        1,980,334
Mark Loehr                     885,000          12,500         897,500
Capital Z Financial Services
Fund II, L.P.                  11,616,549       -             11,616,549
Capital Z Financial Services
Private Fund II, L.P.          50,117           -              50,117

     Total                     24,789,775       610,202        25,399,977